July 27, 2015

USA Mutuals
700 North Pearl Street, Suite 900
Dallas, Texas 75201

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated June 15, 2001 (relating to the Investor Class shares of the Generation Wave Growth Fund and the Barrier Fund (f/k/a Vice Fund)), our opinion dated December 7, 2011 (relating to the Class A and Class C shares of the Generation Wave Growth Fund and the Barrier Fund (f/k/a Vice Fund)), our opinion dated July 29, 2013 (relating to the Institutional Class shares of the Barrier Fund (f/k/a Vice Fund)) and our opinion dated May 5, 2015 (relating to the Institutional Class, Investor Class, Class A and Class C shares of the Takeover Targets Fund)).  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours, /s/ Godfrey & Kahn, S.C. GODFREY & KAHN, S.C.